

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Yinyu He
Chief Executive Officer
Leju Holdings Ltd
Level G, Building G, No.8 Dongfeng South Road
Chaoyang District , Beijing 100016
The People's Republic of China

> **Re: Leju Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response dated September 13, 2022**
> **File No. 001-36396**

Dear Yinyu He:

We have reviewed your September 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 3

1. We note your response to prior comment 4. Please revise your definition of "we," "us," etc. so that it does not include the VIEs when you describe your operations. As noted in the comment, you should refrain from using these terms when describing activities or functions of a VIE. Instead you should use terms that distinguish the VIEs. In addition, the definition appears inconsistent with your supplemental response wherein you state that you will refrain from using these terms when describing activities or function of the VIEs.

2. We note your response to comment 8. Please revise your disclosure on pages 5 and 6 to also discuss whether the restrictions on foreign exchange will affect your ability to

transfer cash to U.S. investors.

3.   We note your response to comments 5 and 6. In footnote 2 to the diagram, you refer to your "effective control" of Beijing Leju, Leju Hao Fang and Beijing Jiajujiu through contractual arrangements. As requested in comment 6, please refrain from implying that the contractual agreements are the equivalent to equity ownership in the business oft he VIEs. Any references to control should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Please revise footnote 2 accordingly.

4.   We note the additional disclosure you have provided in response to comment 7. Please revise to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied, as requested in the comment. In addition, if you believe you have received all requisite permissions or approvals, please indicate your basis for this belief.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction